                                                                    Exhibit 12.1

                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

                                                                               Year Ended December 31,
                                          Nine Months Ended    ----------------------------------------------------
                                          September 30, 1996     1995       1994       1993       1992       1991
                                          ------------------   --------   --------   --------   --------   --------
FIXED CHARGES:
  Interest on long-term debt                       $  62,034   $ 89,139   $ 94,646   $102,938   $119,179   $127,606
  Other interest                                       1,387      2,599      1,095      2,387      1,749      1,773
  Monthly Income Preferred Securities
   dividend requirements                               4,781       -          -          -          -           -
  Amortization of debt discount,
   premium and expense - net                           4,497      6,252      6,381      5,541      4,223      3,892
  Portion of lease payments
   representing an interest factor                    33,148     44,386     44,839     45,925     60,721     64,189
                                                   ---------   --------   --------   --------   --------   --------
        Total Fixed Charges                        $ 105,847   $142,376   $146,961   $156,791   $185,872   $197,460
                                                   =========   ========   ========   ========   ========   ========

EARNINGS:
  Income from continuing operations                $ 120,172   $151,070   $147,449   $144,787   $149,768   $143,133
  Income taxes                                        67,667*    92,894*    84,191     77,237    110,993    104,067
  Fixed charges as above                             105,847    142,376    146,961    156,791    185,872    197,460
                                                   ---------   --------   --------   --------   --------   --------
        Total Earnings                             $ 293,686   $386,340   $378,601   $378,815   $446,633   $444,660
                                                   =========   ========   ========   ========   ========   ========

RATIO OF EARNINGS TO FIXED CHARGES                      2.77       2.71       2.58       2.42       2.40       2.25
                                                   =========   ========   ========   ========   ========   ========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.4 million for the nine months ended September 30, 1996, has been excluded from the ratio.

*Earnings related to income taxes reflect a $9.0 million decrease for the nine months ended September 30, 1996, and a $13.5 million decrease for the twelve months ended December 31, 1995, due to a financial statement reclassification related to SFAS No. 109. The ratio of earnings to fixed charges, absent this reclassification, equals 2.86 and 2.81 for the nine months ended September 30, 1996, and the year ended December 31, 1995, respectively.